Filed by Empire State Realty Trust, Inc.

and Empire State Realty OP, L.P.

Pursuant to Rule 425 under the Securities Act of 1933

Subject Companies: Empire State Realty Trust, Inc.

Commission File No. for Registration Statement

on Form S-4: 333-179486

Empire State Realty OP, L.P.

Commission File No. for Registration Statement

on Form S-4: 333-179486-01

The following is an additional script for answering certain questions from investors that call Malkin Holdings LLC or its proxy solicitation agent:

MALKIN HOLDINGS—LEGACY: supplementary script for telephone responses

Answers to Common Questions and Concerns

March 7, 2013

There are certain questions which have been raised by a number of investors on phone calls with Malkin representatives. Here are simple answers to those most common questions and concerns.

If investor mentions potential tax issues:

You should not recognize any tax at the time of the consolidation if you choose the OP units. That’s how the Malkin family has chosen to take most of their shares. Otherwise, we can’t give tax advice but are happy to talk to your advisor or accountant.

In order to help the investor fill out their ballot:

Do you have the colored sheet? If you have it in front of you, I can help you fill out your ballot to reflect your choices.

If the investor is in the midst of or about to initiate a transfer:

Don’t worry, you can vote now and still execute your planned transfer. If you have already commenced your transfer with our office, we are happy to speak to your transferee.

If the investor mentions an accountant or advisor:

We’re talking to many of our investors’ financial advisors, and we’d be happy to speak with yours. Would you like that? If so, can you tell me their name, number, and e-mail, and we will be happy to call them and send them copies of all the necessary information to have an informed conversation.

If the investor is concerned about the urgency behind the balloting:

This process is expensive and time consuming, and there have been thousands of investors to contact. The soonest we can finish the vote is March 25th, and the sooner we get the balloting done, the sooner we can stop spending money on the process, and you can receive your special distribution checks on completion of the consolidation and IPO.

If the investor asks about an erosion of goodwill towards the Malkin family:

We don’t see an erosion of goodwill. We’ve been talking to thousands of investors for months, and we’re very encouraged by the tremendous support we have received in our conversations. Thousands in the privates and public entities have already voted in support of the program. We believe the dissident investors have made outrageously false statements in an attempt to generate negative public attention. We know that the more-than-fifty-year long relationship the Malkin family has with the investors is as strong as ever.

If the investor asks what is the motive of Steven and Richard Edelman:

We’re confused by it, too. We have said repeatedly that much of what they’re saying is simply not true. Our facts are in the consent solicitation as part of Form S-4, which we filed with the SEC, and which the SEC declared effective. The Edelmans have refused to meet with us, and we don’t know what their motivations are, especially because they are passive beneficiaries of trusts and don’t even have a vote.

If the investor expresses discomfort with the super-majority rule and buyout process:

The buyout process was put in place when these investments were first formed to prevent a small minority of investors from blocking the desires of the overwhelming majority on the few items on which investors vote, including capital transactions. This process protects investors, all of us, and has been part of decision-making in our investments for decades.

tnk 3/7/13

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